SECURI 07002612 ISSION

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SEC MAIL ... FEB 27 2007 WASH. D.C. 150

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ANB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2710 Mission Blvd
(No. and Street)

Fayetteville (City) Arkansas (State) 72703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marsha G. Dunbar 479-695-2280
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

400 Locust St. Suite 640 (Address) Des Moines (City) Iowa (State) 50309 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marsha G. Dunbar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANB Financial Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Marsha G Dunbar
Signature

President
Title

Sabrina K. Thomas
County Of Washington
Notary Public - Arkansas
My Commission Exp. 02/08/2015

Sabrina K Thomas
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANB Financial Group, LLC

Statement of Financial Condition Report

December 31, 2006

This report is filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC Document.

McGladrey & Pullen
Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
ANB Financial Group, LLC
Rogers, Arkansas

We have audited the accompanying statement of financial condition of ANB Financial Group, LLC as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ANB Financial Group, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Des Moines, Iowa
February 21, 2007

ANB Financial Group, LLC

Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	403,606
Commissions receivable		5,966
Prepaid expenses		602
	$	410,174

LIABILITIES AND MEMBER'S CAPITAL

Liabilities, accounts payable	$	4,544
Member's capital		405,630
	$	410,174

See Notes to Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: ANB Financial Group, LLC (the Company), a wholly owned subsidiary of ANB Financial, N.A., is a securities broker-dealer, registered with the Securities and Exchange Commission pursuant to section 15 of the Securities Exchange Act of 1934. The Company's revenue is derived from commissions generated on securities transactions with customers.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue recognition: Commission income and related expenses are recognized on a trade date basis.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges and revenue sharing based on amount and type of transaction.

Note 3. Off-Statement of Financial Condition Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $405,028 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

Note 5. Income Taxes

The Company was formed as a limited liability company, and as such is not taxed under federal and state income tax laws. In lieu thereof, the number separately accounts for the Company's items of income, deductions, losses and credits. The Company may declare distributions, from time to time, to assist the member in paying income tax liabilities that result from the Company's income.

END